SCHEDULE 13G

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          CAPSTONE TURBINE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  US 14067D1028
                                 (CUSIP Number)

                                 October 7, 2005
             (Date of Event Which Requires Filing of this Statement)

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

                                  SCHEDULE 13G

-----------------------                                       ------------------
CUSIP No. US 14067D1028                                       Page 2 of 10 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          4,722,222
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,722,222
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,722,222
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.27%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-----------------------                                       ------------------
CUSIP No. US 14067D1028                                       Page 3 of 10 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     M.A.G. Capital, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    4,722,222, all of which are held by Monarch Pointe Fund,
  OWNED BY Ltd. ("MPF"). M.A.G. Capital, LLC ("MAG") controls the investments of MPF.
    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    WITH
                    4,722,222, all of which are held by MPF.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,722,222
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.27%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-----------------------                                       ------------------
CUSIP No. US 14067D1028                                       Page 4 of 10 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        4,722,222, all of which are held MPF. MAG controls the
                    investments of MPF. David F. Firestone is the Managing
  OWNED BY          Member of MAG.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH 4,722,222, all of which are held by MPF. MAG controls the investments of MPF. David F. Firestone is the Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,722,222
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.27%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-----------------------                                       ------------------
CUSIP No. US 14067D1028                                       Page 5 of 10 Pages
-----------------------                                       ------------------

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Capstone Turbine Corporation (the "Issuer").

      (b) The address of the Issuer's principal executive office is 21211 Nordhoff Street, Chatsworth, California 91311.

Item 2. Reporting Person and Security.

      (a) Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. M.A.G. Capital, LLC ("MAG"), a California limited liability company, controls the investments of MPF. David F. Firestone is the Managing Member of MAG. MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland. The business address of each of MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071.

      (c) MPF is a corporation organized under the laws of the British Virgin Islands. MAG is a California limited liability company.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the "Common Stock").

      (e) The CUSIP number is US 14067D1028.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

                                  SCHEDULE 13G

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CUSIP No. US 14067D1028                                       Page 6 of 10 Pages
-----------------------                                       ------------------

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      On October 7, 2005, MPF and the Issuer entered into a Subscription Agreement ("Subscription Agreement") which provides that MPF shall purchase the lesser of 4,722,222 shares of Common Stock or that number of shares of Common Stock that has an aggregate purchase price under the Subscription Agreement equal to $15,000,000.00. The shares are to be purchased over a period of ten business days. The purchase price of each share purchased on any of the days is to be set at 96% of the volume weighted average price of the Issuer's Common Stock on that day, as quoted by Bloomberg, LP; provided however, that if the Issuer offers Common Stock to one or more third parties at a price lower than that amount, the purchase price will be the lowest price at which the Issuer offers such shares of Common Stock.

      The Subscription Agreement contains provisions prohibiting MPF from purchasing shares of common stock under the agreement if doing so would result in the Reporting Persons and their affiliates beneficially owning shares purchased under the Subscription Agreement that represent more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

      As of October 7, 2005, neither MPF, MAG nor David F. Firestone had record ownership of any securities of the Issuer.

      The right to vote and the right to dispose of the shares beneficially owned by MPF are shared among MPF and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 84,911,533 shares of Common Stock outstanding as of October 7, 2005, which is the number reported by the Issuer as outstanding as of June 30, 2005 in its Prospectus Supplement to Prospectus dated October 7, 2005, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                  SCHEDULE 13G

-----------------------                                       ------------------
CUSIP No. US 14067D1028                                       Page 7 of 10 Pages
-----------------------                                       ------------------

                                         Shares           Percentage
                                         ------           ----------
                                      Beneficially
                                      ------------
                                         Owned
                                         -----

        MPF                             4,722,222            5.27%

        MAG                             4,722,222            5.27%

        David F. Firestone              4,722,222            5.27%

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

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CUSIP No. US 14067D1028                                       Page 8 of 10 Pages
-----------------------                                       ------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      MONARCH POINTE FUND, LTD.


Dated: October 13, 2005               By: /s/ Harry Aharonian
                                          -------------------------------
                                          Harry Aharonian, Portfolio Manager


                                      M.A.G. CAPITAL, LLC


Dated: October 13, 2005               By: /s/ Harry Aharonian
                                          -------------------------------
                                          Harry Aharonian, Portfolio Manager and
                                          Corporate Secretary


Dated: October 13, 2005               /s/ David F. Firestone
                                      -----------------------------------
                                          David F. Firestone

                                  SCHEDULE 13G

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CUSIP No. US 14067D1028                                       Page 9 of 10 Pages
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                                  EXHIBIT INDEX

Exhibit A       Agreement of Joint Filing

                                  SCHEDULE 13G

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CUSIP No. US 14067D1028                                      Page 10 of 10 Pages
-----------------------                                      -------------------

                                                                       EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Capstone Turbine Corporation beneficially owned by Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

MONARCH POINTE FUND, LTD.


By: /s/ Harry Aharonian
    -------------------------------
    Harry Aharonian, Portfolio Manager


M.A.G. CAPITAL, LLC


By: /s/ Harry Aharonian
    -------------------------------
    Harry Aharonian, Portfolio Manager and
    Corporate Secretary


/s/ David F. Firestone
-----------------------------------
    David F. Firestone